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Exhibit 99.1

PRESS RELEASE

TRIPLE P REPORTS HALF-YEAR FIGURES 2003

  •
  Net revenues in first half of 2003 of € 38.5 million, 18% below last year, expenses decreased by 11%;

  •
  Net profit of €0.3 million excluding restructuring charge of €1.3 million;

  •
  Restructuring expected to lead to an additional annual cost reduction of 8%.

August 8, 2003—Vianen, The Netherlands. Triple P N.V. (Nasdaq SCM: TPPP) announced today its results of operations for the first half of 2003. Net revenues were €38.5 million, 18% below last year. As a result of previous measures expenses declined by 11% in the first half of 2003 and gross margin remained stable at 17.6%.

The Company incurred a net loss of €1.0 million in the first half of 2003, including a restructuring charge of €1.3 million. The Company recently has taken additional measures to reduce its costs in anticipation of lower net revenues. The Company has undertaken the termination of the employment of 43 of its 373 employees and, as a result, incurred the €1.3 million restructuring charge in connection with related expenses in the second quarter of 2003. As a result of these additional measures, the Company's annual expenses are expected to decrease by approximately €2.5 million or 8%. The Company expects to complete this restructuring during the second half of 2003.

Without this restructuring charge of €1.3 million, adjusted net income for the first half of 2003 would have been €0.3 million. A reconciliation of net loss to adjusted net income for the six months ended June 30, 2003 is as follows:

                      Six months ended
                      June 30, 2003
                       (in millions)

Net loss calculated in accordance with GAAP	(€1.0)
Restructuring charge	€1.3
Adjusted net income	€0.3

In addition to cost reductions, the Company has initiated some organizational changes to increase net revenues. The Company has begun to notice improvement in revenues as a result.

Triple P believes that market conditions in 2003 will continue to be difficult. The difficult and uncertain economic climate generally and the continued instability in the ICT market in particular are such that the Company is not providing any specific guidance as to future results of the year 2003.

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company's results. The three p's—people performance and partnership—are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

TRIPLE P N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands except number of shares and per share amounts)

	December 31, 2002	June 30, 2003
	EUR	EUR (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4,207	1,011
Restricted cash	59	59
Accounts receivable	12,090	10,165
Inventories	3,136	3,348
Prepaid expenses and other current assets	1,870	1,849

Total current assets	21,362	16,432
NON-CURRENT ASSETS:
Property and equipment, at cost	3,999	2,791
Less: accumulated depreciation and amortization	2,375	1,373

Net property and equipment	1,624	1,418

Total non-current assets	1,624	1,418

Total assets	22,986	17,850

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term part of long-term liabilities	470	272
Accounts payable	8,444	6,078
Accrued liabilities	5,213	3,247
Customer deposits	665	534
Deferred revenue	3,981	4,606
Restructuring reserve	715	1,296

Total current liabilities	19,488	16,033
LONG-TERM LIABILITIES:
Pension obligations	259	0
Other long-term liabilities	725	291

Total long-term liabilities	984	291

Total liabilities	20,472	16,324
SHAREHOLDERS' EQUITY:
Common Shares, EUR 0.04 par value per share
Authorised—43,750,000 shares
Outstanding—30,469,345 shares	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(51,998)	(52,986)

Total shareholders' equity	2,514	1,526

Total liabilities and shareholders' equity	22,986	17,850

TRIPLE P N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except number of shares and per share amounts)

	Three months ended June 30,		Three months ended June 30,
	2002	2003	2002	2003
	EUR (unaudited)	EUR (unaudited)	EUR (unaudited)	EUR (unaudited)
Net revenues	24,210	17,687	47,005	38,478
Cost of revenues	20,239	14,499	38,728	31,706

Gross profit	3,971	3,188	8,277	6,772
Sales and marketing expense	2,411	2,142	4,840	4,394
General and administrative expense	1,366	949	2,543	2,033
Restructuring charge	0	1,281		1,281

Total operating expenses	3,777	4,372	7,383	7,708
Operating income (loss)	194	(1,184)	894	(936)
Interest income (expense)	(77)	(28)	(192)	(72)
Other, net	8	1	(53)	20

Total other income (expense), net	(69)	(27)	(245)	(52)

Net income (loss)	125	(1,211)	649	(988)

Net income per share:
Basic	0.00	(0.04)	0.02	(0.03)
Diluted	0.00	(0.04)	0.02	(0.03)
Weighted average shares outstanding:
Basic	30,469	30,469	30,469	30,469
Diluted	30,469	30,469	30,469	30,469

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TRIPLE P N.V. CONSOLIDATED BALANCE SHEETS (in thousands except number of shares and per share amounts)
TRIPLE P N.V. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except number of shares and per share amounts)